77D.     Policies With Respect to Security Investments

          The Florida Tax-Free Money Market Fund's investment policy changed due to the repeal of the placeStateFlorida intangible personal property tax that went into effect January 1, 2007. The repeal of the StateFlorida intangible personal property tax eliminated any StateFlorida tax advantages that were previously available to residents of the state of placeStateFlorida. Prior to the repeal of the Florida intangible property tax, the Fund's investment policy was, "Under normal circumstances the Fund will invest its assets so that at least 80% of the income it distributes will be exempt from federal income tax, including the alternative minimum tax, and the Florida intangible personal property tax." After the repeal of the intangible property tax, the Fund's investment policy is, "Under normal circumstances the Fund will invest its assets so that at least 80% of the income it distributes will be exempt from federal income tax, including the alternative minimum tax."






















ttft\exhibit index spec mtg.doc